UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology

Science and Education Town

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Property, Plants and Equipment

The headquarters of EZGO Technologies Ltd. (the “Company”) are located in Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou, Jiangsu, China 213164, and we maintain offices, manufacturing and storage facilities and stores in Tianjin, Changzhou, Wenzhou and Wuhu. As of the date of this report, we owned approximately 19,665 square meters (approximately 211,672.3 square feet) of real estate, and we leased an aggregate of approximately 483 square meters (approximately 5,198.58 square feet) of real property. We do not expect to experience difficulties in renewing any of the leases when they expire. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Owned Properties

Address	Size	Ownership	Expiration
East of Xiacheng South Road, South of Longxu Road, Wujin District, Changzhou City, Jiangsu Province	19,665 square meters (approximately 211,672.3 square feet)	Jiangsu EZGO New Energy Technologies Ltd.	January 5, 2073

Leased Properties

Address	Size	Rent	Expiration
A203, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	60 square meters (approximately 645.8 square feet	RMB1,095 per month (approximately $152.0)	March 31, 2026 (1)

A210, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	70 square meters (approximately 753.4 square feet	RMB1,278 per month (approximately $177.3)	March 31, 2026 (1)

A211, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	70 square meters (approximately 753.4 square feet	RMB1,278 per month (approximately $177.3)	March 31, 2026 (1)

A208-209, Science and Technology Town, Jiangsu Research Institute, Dalian University of Technology, Changzhou City, No. 18, Changwu Middle Road, Wujin District, Changzhou, Jiangsu Province	135 square meters (approximately 1,453.0 square feet)	RMB2,464 per month (approximately $342.0)	March 31, 2026 (1)

2nd Row, Area 2, Jianlong Motorcycle Parts Market, Jinniu District, Chengdu City, Sichuan Province,	48 square meters (approximately 516.67 square feet)	RMB10,000 per year (approximately $1,388.1)	October 16, 2026

Next to the Changzeqiao Village Committee, Huangtu Town, Jiangyin City.	100 square meters (approximately 1,076.3 square feet)	RMB84,000 per year (approximately $11,659)	April 30, 2026

(1)	Upon the expiration of the lease term, rent shall be calculated and paid according to the actual days of occupation. The Company intends to continue the lease until early May 2026.

Intellectual Property

The Company relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. The Company’s intellectual property portfolio as of the date of this annual report includes the following:

Patents

The Company’s subsidiaries currently have 26 registered patents in China. The term for invention patents in China is 20 years from the filing date and the term for utility model patents and design patents is 10 years, respectively, from the filing date. Details of the patents are as follows:

No.	Patent Owner	Patent Description	Patent type	Patent Number	Patent Publication Date	Patent Term
1.	EZGO Technologies Group Ltd	A transaction processing method and device based on blockchain	Invention	ZL201711449148.3	2021/04/06	2017/12/27 - 2037/12/26
2.	EZGO Technologies Group Ltd	An error correction method for blockchain system and blockchain nodes	Invention	ZL201810636258.9	2020/12/18	2018/06/20 - 2038/06/19
3.	EZGO Technologies Group Ltd	A data filtering method and device based on blockchain	Invention	ZL201711479226.4	2020/07/10	2017/12/29 - 2037/12/28
4.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A scraper cleaning device for road roller	Utility Model	ZL202423211047.0	2025/12/30	2024/12/25 - 2034/12/24
5.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A construction engineering hanging basket	Utility Model	ZL202520280193.4	2025/12/30	2025/02/21 - 2035/02/20
6.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A cleaning structure for small roller drum	Utility Model	ZL202423000211.3	2025/11/07	2024/12/05 - 2034/12/04
7.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A dust suppression mechanism for vibratory roller	Utility Model	ZL202423124163.9	2025/11/07	2024/12/17 - 2034/12/16
8.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A mud scraping road roller	Utility Model	ZL202420458856.2	2024/12/06	2024/03/11 - 2034/03/10

9.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An omnidirectional vehicle warning device	Utility Model	ZL202220912519.7	2022/08/26	2022/04/19 - 2032/04/18
10.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A vehicle safety warning device	Utility Model	ZL202123141378.8	2022/05/13	2021/12/14 - 2031/12/13
11.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A radar obstacle avoidance warning device	Design	ZL202130826179.7	2022/04/01	2021/12/14 - 2036/12/13
12.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A glue coating equipment for circuit board development	Utility Model	ZL202022619984.5	2021/09/17	2020/11/12 - 2030/11/11
13.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An anti-sticking oil spraying device for roller	Utility Model	ZL202022555728.4	2021/08/27	2020/11/06 - 2030/11/05
14.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An anti-collision push rod with lifting structure for roller	Utility Model	ZL202022586691.1	2021/08/27	2020/11/10 - 2030/11/09
15.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An easy-install anti-collision push rod for roller	Utility Model	ZL202022555898.2	2021/08/27	2020/11/06 - 2030/11/05
16.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An oil spraying equipment with filtering structure	Utility Model	ZL202022617905.7	2021/08/24	2020/11/12 - 2030/11/11
17.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A protective structure roller	Utility Model	ZL202022606067.3	2021/08/24	2020/11/11 - 2030/11/10
18.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An oil spraying device for a road roller with a cleaning function	Utility Model	ZL202022586217.9	2021/08/24	2020/11/10 - 2030/11/09

19.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An oil spraying device for a road roller facilitating uniform spraying	Utility Model	ZL202022591062.8	2021/08/20	2020/11/10 - 2030/11/09
20.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An oil spraying device for a road roller with a heating and stirring structure	Utility Model	ZL202022604471.7	2021/08/20	2020/11/11 - 2030/11/10
21.	Changzhou Higgs Intelligent Technologies Co., Ltd.	An anti-collision push rod for a road roller with a clamping mechanism	Utility Model	ZL202022604189.9	2021/08/17	2020/11/11 - 2030/11/10
22.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A road roller with an anti-collision structure	Utility Model	ZL202022556295.4	2021/07/27	2020/11/06 - 2030/11/05
23.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A circuit board with a secure mounting structure	Utility Model	ZL202022575125.0	2021/07/09	2020/11/09 - 2030/11/08
24.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A controller with a guided mounting structure	Utility Model	ZL202022570696.5	2021/07/09	2020/11/09 - 2030/11/08
25.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A computer for controlling special-purpose vehicles	Utility Model	ZL202022617132.2	2021/06/29	2020/11/12 - 2030/11/11
26.	Changzhou Higgs Intelligent Technologies Co., Ltd.	A controller convenient for storage and portability	Utility Model	ZL202022570766.7	2021/06/25	2020/11/09 - 2030/11/08

Software copyrights

The Company’s subsidiaries currently have including 6 software copyrights registered in China;

No.	Copyright Owner	Name of Computer Software Copyright	Registration No.	Date of First Publication
1.	Changzhou Higgs Intelligent Technologies Co., Ltd.	Central control system for construction roller operation V1.0	2025SR0510075	2024/08/01
2.	Changzhou Higgs Intelligent Technologies Co., Ltd.	Automatic surface cleaning device software for roller equipment V1.0	2025SR0293302	2024/09/05
3.	Changzhou Higgs Intelligent Technologies Co., Ltd.	RF radar-based anti-collision software for engineering vehicles V1.0	2021SR0914867	2020/10/01
4.	Changzhou Higgs Intelligent Technologies Co., Ltd.	IoT-based intelligent electronic control system for paver V1.0	2021SR0538231	2021/02/01
5.	Changzhou Higgs Intelligent Technologies Co., Ltd.	Intelligent equipment automation control software V1.0	2021SR0538230	2021/02/01
6.	Changzhou Higgs Intelligent Technologies Co., Ltd.	Intelligent embedded control software for paver controller V1.0	2021SR0538229	2021/02/01

Trademarks

The Company’s subsidiaries currently have two trademarks registered in China.

No.	Trademark Owner	Trademark Graphics	International classification	Registration Number	Registration validity period
1	Changzhou Higgs Intelligent Technologies Co., Ltd.		9	46606334	2021/04/14-2031/04/13
2	EZGO Technologies Group Ltd		35、42	018634780	2025/03/17-2035/03/16

General

The information contained in this Report on Form 6-K of the Company, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-291823) as amended, and into the prospectus or prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or report subsequently filed or furnished by the Company under Securities Act, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

Date: April 8, 2026	By:	/s/ Jianhui Ye
	Name:	Jianhui Ye
	Title:	Chief Executive Officer